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Nelson
Mullins

Nelson Mullins Riley & Scarborough LLP
Attorneys and Counselors at Law 104 South Main Street / Ninth Floor / Greenville, South Carolina 29601 Tel: 864.250.2300 Fax: 864.250.2349 www.nelsonmullins.com	John M. Jennings (Admitted in IL & SC) Tel: 864.250.2207 Fax: 864.250.2349 John.jennings@nelsonmullins.com

November 24, 2008

VIA FACSIMILE
Kathryn McHale and Allicia Lam
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

  Re:
  SCBT Financial Corporation
  Revised Pro Forma Financial Statements

Dear Ms. McHale and Ms. Lam:

        On behalf of our client SCBT Financial Corporation (the "Company"), please find attached a clean and redline version of the Company's Revised Pro Forma Financial Statements relating to the Company's potential participation in the U.S. Treasury's Capital Purchase Program.

        The Company acknowledges that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        If you have any questions or comments related to this filing, please contact John M. Jennings, of Nelson Mullins Riley & Scarborough, LLP at (864) 250-2207 and fax (864) 250-2349. Please copy Richard C. Mathis, Executive Vice President and Chief Risk Officer of SCBT Financial Corp., at fax (803) 765-4627 or Rick.Mathis@scbtonline.com on any written comments.

Very truly yours,
/s/ JOHN M. JENNINGS John M. Jennings
cc:
Richard C. Mathis, Executive Vice President and Chief Risk Officer of SCBT Financial Corp.

Atlanta · Boston · Charleston · Charlotte · Columbia · Greenville · Myrtle Beach · Raleigh · Washington, DC · Winston-Salem

SCBT FINANCIAL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
MINIMUM SCENARIO ($21.6 MILLION)
(Dollars in thousands)

	September 30, 2008
Balance Sheet Data:	Actual	Adjustments for Common Stock Raise			Pro Forma w/ Common Stock Raise October 28, 2008	Adjustments for $21.6 Million Sold to Treasury		Pro Forma w/ Common Stock Raise and $21.6 Million Sold to Treasury
ASSETS
Cash and cash equivalents	$80,137	$			$80,137	$—		$80,137
Investment securities	238,961		—		238,961	21,600	(3)	260,561
Loans held for sale	11,419		—		11,419	—		11,419
Loans, net	2,250,527		—		2,250,527	—		2,250,527
Other assets	185,701		—		185,701	—		185,701

Total assets	$2,766,745	$			$2,766,745	$21,600		$2,788,345

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	$2,138,727		$—		$2,138,727	$—		$2,138,727
Borrowings	397,066		(26,780	)(1)	370,286	—		370,286
Other liabilities	11,365		—		11,365	—		11,365

Total liabilities	2,547,158		(26,780)		2,520,378	—		2,520,378

Shareholders' equity:
Preferred stock	—		—		—	21,600	(3), (4), (5)	21,600
Common stock	25,564		2,525	(1)	28,089	—		28,089
Warrants	—		—		—	1,441	(3), (5)	1,441
Discount on preferred	—		—		—	(1,441	)(6)	(1,441)
Surplus	141,911		24,255	(1)	166,166			166,166
Retained earnings	57,534				57,534	—		57,534
Accumulated other comprehensive loss	(5,422)		—		(5,422)	—		(5,422)

Total shareholders' equity	219,587		26,780		246,367	21,600		267,967

Total liabilities and shareholders' equity	$2,766,745		$—		$2,766,745	$21,600		$2,788,345

Common shares issued and outstanding	10,225,776		1,010,000	(1)	11,235,776	—		11,235,776

Assumptions:

(1)
Net proceeds of $26.8 million from issuance of 1,010,000 shares of common stock on October 28, 2008, which is $28.3 million less $1.5 million in issuance costs. Assumed these proceeds were used to pay down federal funds purchased.

(2)
The pro forma financial information reflects the issuance of a minimum $21.6 million of SCBT Financial Corporation Senior Preferred Shares. Investment securities includes the proceeds reinvested in mortgage-backed securities with a rate of return of approximately 5.5%. Warrants include the book value as determined by applying the relative fair market value percentages to the amount of TARP capital raised.

(3)
The fair value of the warrants is determined under a Black-Scholes option pricing model. The model includes assumptions regarding SCBT's common stock price, dividend yield, expected stock price volatility, as well as assumptions regarding the expected life of the warrant and the risk-free interest rate.

(4)
The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date.

(5)
The discount on the preferred stock is accreted over a five year period via the effective yield method.

 SCBT FINANCIAL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
MAXIMUM SCENARIO ($64.8 MILLION)
(Dollars in thousands)

	September 30, 2008
Balance Sheet Data:	Actual	Adjustments for Common Stock Raise			Pro Forma w/ Common Stock Raise October 28, 2008	Adjustments for $64.8 Million Sold to Treasury		Pro Forma w/ Common Stock Raise and $64.8 Million Sold to Treasury
ASSETS
Cash and cash equivalents	$80,137	$			$80,137	$—		$80,137
Investment securities	238,961		—		238,961	64,800	(3)	303,761
Loans held for sale	11,419		—		11,419	—		11,419
Loans, net	2,250,527		—		2,250,527	—		2,250,527
Other assets	185,701		—		185,701	—		185,701

Total assets	$2,766,745	$			$2,766,745	$64,800		$2,831,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	$2,138,727		$—		$2,138,727	$—		$2,138,727
Borrowings	397,066		(26,780	)(1)	370,286	—		370,286
Other liabilities	11,365		—		11,365	—		11,365

Total liabilities	2,547,158		(26,780)		2,520,378	—		2,520,378

Shareholders' equity:
Preferred stock	—		—		—	64,800	(3), (4), (5)	64,800
Common stock	25,564		2,525	(1)	28,089	—		28,089
Warrants	—		—		—	4,324	(3), (5)	4,324
Discount on preferred	—		—		—	(4,324	)(6)	(4,324)
Surplus	141,911		24,255	(1)	166,166			166,166
Retained earnings	57,534				57,534	—		57,534
Accumulated other comprehensive loss	(5,422)		—		(5,422)	—		(5,422)

Total shareholders' equity	219,587		26,780		246,367	64,800		311,167

Total liabilities and shareholders' equity	$2,766,745	$			$2,766,745	$64,800		$2,831,545

Common shares issued and outstanding	10,225,776		1,010,000	(1)	11,235,776	—		11,235,776

Assumptions:

(1)
Net proceeds of $26.8 million from issuance of 1,010,000 shares of common stock on October 28, 2008, which is $28.3 million less $1.5 million in issuance costs. Assumed these proceeds were used to pay down federal funds purchased.

(2)
The pro forma financial information reflects the issuance of a maximum $64.8 million of SCBT Financial Corporation Senior Preferred Shares. Investment securities includes the proceeds reinvested in mortgage-backed securities with a rate of return of approximately 5.5%. Warrants include the book value as determined by applying the relative fair market value percentages to the amount of TARP capital raised.

(3)
The fair value of the warrants is determined under a Black-Scholes option pricing model. The model includes assumptions regarding SCBT's common stock price, dividend yield, expected stock price volatility, as well as assumptions regarding the expected life of the warrant and the risk-free interest rate.

(4)
The carrying values of the preferred stock and warrants are based on their estimated relative fair values at issue date.

(5)
The discount on the preferred stock is accreted over a five year period via the effective yield method.

SCBT FINANCIAL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
MINIMUM SCENARIO ($21.6 MILLION)
(Dollars in thousands, except per share data)

	For the Nine Months Ended September 30, 2008
Income Statement Data:	Actual	Adjustments for Common Stock Raise		Pro Forma w/ Common Stock Raise October 28, 2008	Adjustments for $21.6 Million Sold to Treasury	Pro Forma w/ Common Stock Raise and $21.6 Million Sold to Treasury
Total interest income	$117,981	$—		$117,981	$891 (3)	$118,872
Total interest expense	46,848	(455	)(2)	46,393	—	46,393

Net interest income	71,133	455		71,588	891	72,479
Provision for loan losses	6,362	—		6,362	—	6,362

Net interest income after provision for loan losses	64,771	455		65,226	891	66,117
Total noninterest income	12,939	—		12,939	—	12,939
Total noninterest expense	58,920	—		58,920	—	58,920

Income before provision for income taxes	18,790	455		19,245	891	20,136
Provision for income taxes	6,554	159	(2)	6,713	311 (3)	7,024

Net income	$12,236	$296		$12,532	$580	$13,112

Effective dividend on preferred stock	—	—		—	987	987

Net income available to common shareholders	$12,236	$296		$12,532	$(407)	$12,125

Selected Financial Ratios:
Earnings per share:
Basic	$1.21	$(0.08)		$1.13	$(0.04)	$1.09

Diluted	$1.19	$(0.08)		$1.11	$(0.03)	$1.08

Average basic shares outstanding	10,111	1,010		11,121	—	11,121

Average diluted shares outstanding(4)	10,252	1,010		11,262	2	11,264

Return on average equity—annualized	7.41%			6.76%		6.51%

Assumptions:

(1)
The income statement data gives effect to the equity proceeds at the beginning of the period.

(2)
The pay down of federal funds would have reduced the interest expense for 2008 by $296,000 net of $159,000 income tax effect.

(3)
The funds received from the preferred stock issue are assumed to be initially invested in mortgage-backed securities, earning a rate of return of approximately 5.5%. An incremental tax rate of 34.88% (based on the effective tax rate at September 30, 2008) was assumed in pro forma provision for income taxes. Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(4)
The pro forma average diluted shares outstanding includes the estimated effect of the exercise of the warrants and are accounted for under the treasury stock method. All warrants are assumed to be in-the-money at the end of the period. The pro forma average diluted shares outstanding assume that the common stock raised was issued and outstanding each day during the income statement reporting period.

(5)
The issuance costs expected to be incurred are immaterial; therfore, no effect was given to the pro forma.

 SCBT FINANCIAL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
MAXIMUM SCENARIO ($64.8 MILLION)
(Dollars in thousands, except per share data)

	For the Nine Months Ended September 30, 2008
Income Statement Data:	Actual	Adjustments for Common Stock Raise		Pro Forma w/ Common Stock Raise October 28, 2008	Adjustments for $64.8 Million Sold to Treasury	Pro Forma w/ Common Stock Raise and $64.8 Million Sold to Treasury
Total interest income	$117,981	$—		$117,981	$2,673 (3)	$120,654
Total interest expense	46,848	(455	)(2)	46,393	—	46,393

Net interest income	71,133	455		71,588	2,673	74,261
Provision for loan losses	6,362	—		6,362	—	6,362

Net interest income after provision for loan losses	64,771	455		65,226	2,673	67,899
Total noninterest income	12,939	—		12,939	—	12,939
Total noninterest expense	58,920	—		58,920	—	58,920

Income before provision for income taxes	18,790	455		19,245	2,673	21,918
Provision for income taxes	6,554	159	(2)	6,713	932 (3)	7,645

Net income	$12,236	$296		$12,532	$1,741	$14,273

Effective dividend on preferred stock	—	—		—	2,960	2,960

Net income available to common shareholders	$12,236	$296		$12,532	$(1,219)	$11,313

Selected Financial Ratios:
Earnings per share:
Basic	$1.21	$(0.08)		$1.13	$(0.11)	$1.02

Diluted	$1.19	$(0.08)		$1.11	$(0.11)	$1.00

Average basic shares outstanding	10,111	1,010		11,121	—	11,121

Average diluted shares outstanding(4)	10,252	1,010		11,262	5	11,267

Return on average equity—annualized	7.41%			6.76%		6.11%

Assumptions:

(1)
The income statement data gives effect to the equity proceeds at the beginning of the period.

(2)
The pay down of federal funds would have reduced the interest expense for 2008 by $296,000 net of $159,000 income tax effect.

(3)
The funds received from the preferred stock issue are assumed to be initially invested in mortgage-backed securities, earning a rate of return of approximately 5.5%. An incremental tax rate of 34.88% (based on the effective tax rate at September 30, 2008) was assumed in pro forma provision for income taxes. Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(4)
The pro forma average diluted shares outstanding includes the estimated effect of the exercise of the warrants and are accounted for under the treasury stock method. All warrants are assumed to be in-the-money at the end of the period. The pro forma average diluted shares outstanding assume that the common stock raised was issued and outstanding each day during the income statement reporting period.

(5)
The issuance costs expected to be incurred are immaterial; therfore, no effect was given to the pro forma.

SCBT FINANCIAL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
MINIMUM SCENARIO ($21.6 MILLION)
(Dollars in thousands, except per share data)

	For the Year Ended December 31, 2007
Income Statement Data:	Actual	Adjustments for Common Stock Raise		Pro Forma w/ Common Stock Raise October 28, 2008	Adjustments for $21.6 Million Sold to Treasury	Pro Forma w/ Common Stock Raise and $21.6 Million Sold to Treasury
Total interest income	$149,199	$—		$149,199	$1,188 (3)	$150,387
Total interest expense	68,522	(1,178	)(2)	67,344	—	67,344

Net interest income	80,677	1,178		81,855	1,188	83,043
Provision for loan losses	4,384	—		4,384	—	4,384

Net interest income after provision for loan losses	76,293	1,178		77,471	1,188	78,659
Total noninterest income	29,759	—		29,759	—	29,759
Total noninterest expense	73,802	—		73,802	—	73,802

Income before provision for income taxes	32,250	1,178		33,428	1,188	34,616
Provision for income taxes	10,685	412	(2)	11,097	414 (3)	11,511

Net income	$21,565	$766		$22,331	$774	$23,105

Effective dividend on preferred stock	—	—		—	1,316	1,316

Net income available to common shareholders	$21,565	$766		$22,331	$(542)	$21,789

Selected Financial Ratios:
Earnings per share:
Basic	$2.33	$(0.16)		$2.17	$(0.05)	$2.12

Diluted	$2.32	$(0.16)		$2.16	$(0.05)	$2.11

Average basic shares outstanding	9,275	1,010		10,285	—	10,285

Average diluted shares outstanding(4)	9,305	1,010		10,315	9	10,324

Return on average equity—annualized	12.42%			11.14%		10.40%

Assumptions:

(1)
The income statement data gives effect to the equity proceeds at the beginning of the period.

(2)
The pay down of federal funds would have reduced the interest expense for 2007 by $766,000 net of $412,000 income tax effect.

(3)
The funds received from the preferred stock issue are assumed to be initially invested in mortgage-backed securities, earning a rate of return of approximately 5.5%. An incremental tax rate of 34.88% (based on the effective tax rate at September 30, 2008) was assumed in pro forma provision for income taxes. Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(4)
The pro forma average diluted shares outstanding includes the estimated effect of the exercise of the warrants and are accounted for under the treasury stock method. All warrants are assumed to be in-the-money at the end of the period. The pro forma average diluted shares outstanding assume that the common stock raised was issued and outstanding each day during the income statement reporting period.

(5)
The issuance costs expected to be incurred are immaterial; therfore, no effect was given to the pro forma.

 SCBT FINANCIAL CORPORATION AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
MAXIMUM SCENARIO ($64.8 MILLION)
(Dollars in thousands, except per share data)

	For the Year Ended December 31, 2007
Income Statement Data:	Actual	Adjustments for Common Stock Raise		Pro Forma w/ Common Stock Raise October 28, 2008	Adjustments for $64.8 Million Sold to Treasury	Pro Forma w/ Common Stock Raise and $64.8 Million Sold to Treasury
Total interest income	$149,199	$—		$149,199	$3,564 (3)	$152,763
Total interest expense	68,522	(1,178	)(2)	67,344	—	67,344

Net interest income	80,677	1,178		81,855	3,564	85,419
Provision for loan losses	4,384	—		4,384	—	4,384

Net interest income after provision for loan losses	76,293	1,178		77,471	3,564	81,035
Total noninterest income	29,759	—		29,759	—	29,759
Total noninterest expense	73,802	—		73,802	—	73,802

Income before provision for income taxes	32,250	1,178		33,428	3,564	36,992
Provision for income taxes	10,685	412	(2)	11,097	1,243 (3)	12,340

Net income	$21,565	$766		$22,331	$2,321	$24,652

Effective dividend on preferred stock	—	—		—	3,947	3,947

Net income available to common shareholders	$21,565	$766		$22,331	$(1,626)	$20,705

Selected Financial Ratios:
Earnings per share:
Basic	$2.33	$(0.16)		$2.17	$(0.16)	$2.01

Diluted	$2.32	$(0.16)		$2.16	$(0.16)	$2.00

Average basic shares outstanding	9,275	1,010		10,285	—	10,285

Average diluted shares outstanding(4)	9,305	1,010		10,315	26	10,341

Return on average equity—annualized	12.42%			11.14%		9.29%

Assumptions:

(1)
The income statement data gives effect to the equity proceeds at the beginning of the period.

(2)
The pay down of federal funds would have reduced the interest expense for 2007 by $766,000 net of $412,000 income tax effect.

(3)
The funds received from the preferred stock issue are assumed to be initially invested in mortgage-backed securities, earning a rate of return of approximately 5.5%. An incremental tax rate of 34.88% (based on the effective tax rate at September 30, 2008) was assumed in pro forma provision for income taxes. Subsequent redeployment of the funds is anticipated but the timing of such redeployment is uncertain.

(4)
The pro forma average diluted shares outstanding includes the estimated effect of the exercise of the warrants and are accounted for under the treasury stock method. All warrants are assumed to be in-the-money at the end of the period. The pro forma average diluted shares outstanding assume that the common stock raised was issued and outstanding each day during the income statement reporting period.

(5)
The issuance costs expected to be incurred are immaterial; therfore, no effect was given to the pro forma.

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SCBT FINANCIAL CORPORATION AND SUBSIDIARIES PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED) MAXIMUM SCENARIO ($64.8 MILLION) (Dollars in thousands)
SCBT FINANCIAL CORPORATION AND SUBSIDIARIES PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) MAXIMUM SCENARIO ($64.8 MILLION) (Dollars in thousands, except per share data)
SCBT FINANCIAL CORPORATION AND SUBSIDIARIES PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED) MAXIMUM SCENARIO ($64.8 MILLION) (Dollars in thousands, except per share data)